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EXHIBIT 12.1

ADESA, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	For the years ended December 31,
	2004	2003	2002	2001	2000
Income from continuing operations before income taxes	$178.9	$189.6	$153.7	$120.5	$84.0

Fixed charges(1):
Interest expense	25.4	16.0	22.5	38.6	26.1
Interest component of all rentals	7.2	7.8	8.0	8.0	6.2

Total fixed charges	32.6	23.8	30.5	46.6	32.3
Earnings before income taxes and fixed charges	$211.5	$213.4	$184.2	$167.1	$116.3

Ratio of earnings to fixed charges	6.5	9.0	6.0	3.6	3.6

(1)
Fixed charges represent interest and the interest component of all rentals. The interest component of all rentals was calculated as one third of rent expense, which is deemed representative of an interest factor.

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  EXHIBIT 12.1
ADESA, Inc. Statement of Computation of Ratio of Earnings to Fixed Charges (in millions, except ratios)